SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

ADVANCED LIGHTING TECHNOLOGIES, INC.

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

00753C 10 2

(CUSIP Number)

Richard A. Petrocelli Saratoga Management Company LLC 535 Madison Avenue New York, New York 10022 (212) 906-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00753C 10 2	13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Lighting Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,475,351
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,475,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,351 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% – See Item 5
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00753C 10 2	13D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Partners IV, L.P. I.R.S. No. 13-4013670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,475,351
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,475,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,351 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% – See Item 5
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 00753C 10 2	13D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Coinvestment IV LLC I.R.S. No. 13-4013670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,475,351
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,475,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,351 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% – See Item 5
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00753C 10 2	13D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Associates IV LLC I.R.S. No. 13-4013667
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,475,351
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,475,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,351 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% – See Item 5
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00753C 10 2	13D	Page 6 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Management Company LLC I.R.S. No. 13-4013664
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,475,351
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,475,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,351 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% – See Item 5
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00753C 10 2	13D	Page 7 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John P. Birkelund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,475,351
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,475,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,351 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% – See Item 5
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 00753C 10 2	13D	Page 8 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles P. Durkin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,475,351
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,475,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,351 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% – See Item 5
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 00753C 10 2	13D	Page 9 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christian L. Oberbeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,475,351
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,475,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,351 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% – See Item 5
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common shares, $ 0.001 par value per share (“Common Stock”), of Advanced Lighting Technologies, Inc. an Ohio corporation (“ADLT”). The principal executive offices of ADLT are located at 32000 Aurora Road, Solon, Ohio 44139.

Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Saratoga Lighting Holdings LLC, a Delaware limited liability company (“Saratoga Lighting”); (2) Saratoga Partners IV, L.P., a Delaware limited partnership (“Saratoga Partners”); (3) Saratoga Coinvestment IV LLC, a Delaware limited liability company (“Saratoga Coinvestment”); (4) Saratoga Associates IV LLC, a Delaware limited liability company (“Saratoga Associates”); (5) Saratoga Management Company LLC, a Delaware limited liability company (“Saratoga Management”); (6) John P. Birkelund; (7) Charles P. Durkin, Jr.; and (8) Christian L. Oberbeck (the parties named in clauses (6) through (8) are hereinafter referred to as the “Saratoga Individuals”).

     Saratoga Lighting is a Delaware limited liability company which makes investments for long-term appreciation. Saratoga Management is the Managing Member of Saratoga Lighting and makes all of the management and investment decisions on behalf of Saratoga Lighting.

     Saratoga Partners is a Delaware limited partnership which makes investments for long-term appreciation. Saratoga Associates is the General Partner of Saratoga Partners. Saratoga Associates has appointed Saratoga Management as Manager of Saratoga Partners. Saratoga Management along with Saratoga Associates makes all of the management and investment decisions on behalf of Saratoga Partners.

     Saratoga Coinvestment is a Delaware limited liability company which makes investments for long-term appreciation. Saratoga Management is the Managing Member of Saratoga Coinvestment and makes all of the management and investment decisions on behalf of Saratoga Coinvestment.

     Saratoga Associates is a Delaware limited liability company. As the General Partner of Saratoga Partners, Saratoga Associates participates in management decisions made on behalf of Saratoga Partners. Saratoga Associates is managed by an Executive Committee, the membership of which is set forth in Schedule A.

     Saratoga Management is a Delaware limited liability company. As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners. As the Managing Member of Saratoga Lighting and Saratoga Coinvestment, Saratoga Management participates in investment decisions made on behalf of Saratoga Lighting and Saratoga Coinvestment. Saratoga Management is managed by an Executive Committee, the membership of which is set forth in Schedule B.

     The address of the principal business and office of each of the Reporting Persons is 535 Madison Avenue, New York, New York 10022.

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each of the Executive Committee Members of Saratoga Associates and Saratoga Management are set forth on Schedules A and B, respectively, attached hereto.

     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Saratoga Lighting paid an aggregate purchase price of $12,000,000 in cash from its working capital. In addition, pursuant to section 6.07 of the Saratoga/GE Stock Purchase Agreement (defined in Item 4 below and attached hereto as Exhibit 2), if at any time ADLT has a confirmed chapter 11 plan of reorganization that has become effective, and Saratoga Lighting and/or any one or more of its affiliates has the right, directly or indirectly, to elect a majority of the members of the board of directors of ADLT or any one or more of its successors, then promptly thereafter Saratoga Lighting shall cause ADLT to offer GE (and keep such offer open for at least 30 days) the rebate program described on Schedule B to the Saratoga/GE Stock Purchase Agreement. If ADLT fails to offer GE such rebate program, conforming in all material respects with the program on Schedule B to the Saratoga/GE Stock Purchase Agreement, then Saratoga Lighting shall be liable to GE for $3,000,000.

Item 4. Purpose of Transaction.

     On August 15, 2003, Saratoga Lighting entered into an agreement with GE, acting through its GE Consumer Products business component, pursuant to which Saratoga Lighting purchased 1,429,590 shares of Common Stock and 761,250 shares of ADLT Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), convertible at any time into 3,045,761 shares of Common Stock (the “Saratoga/GE Stock Purchase Agreement”). The Common Stock and Series A Preferred Stock represent (after giving effect to the conversion of the Series A Preferred Stock into Common Stock) approximately 16.7% of the voting power and equity ownership in ADLT.1

     Under the Saratoga/GE Stock Purchase Agreement, GE, subject to the receipt of any necessary consents and court approvals, assigned to Saratoga Lighting all right, title and interest of GE under (i) the Contingent Warrant Agreement dated as of September 30, 1999 (as subsequently amended) by and among ADLT, GE and the other parties identified on the signature pages thereto (the “Contingent Warrant Agreement”), (ii) the Registration Rights Agreement dated as of September 30, 1999 (as subsequently amended) by and among GE and the other parties listed on the signature pages thereto (the “Registration Rights Agreement”), (iii) the Right of First Refusal and Co-Sale Agreement dated as of September 30, 1999 (as subsequently amended) by and among GE and the other parties listed on the signature pages thereto (the “Right of First Refusal and Co-Sale Agreement”), (iv) the Option Agreement dated as of September 30, 1999 (as subsequently amended) by and among GE and the other parties listed on the signature pages thereto (the “Option Agreement”), (v) the Stock Purchase Agreement dated as of September 28, 1999 (as subsequently amended) by and between GE and ADLT (the “GE/ADLT Stock Purchase Agreement”), and (vi) the Irrevocable Proxies granted to GE and dated October 6, 1999 (the “Irrevocable Proxies”).

     The purpose of the acquisition of the Common Stock and Series A Preferred Stock and the related rights by Saratoga Lighting was to enable Saratoga Lighting to seek confirmation of a chapter 11 plan of reorganization that ADLT and Saratoga Lighting co-proposed and filed on August 15, 2003 with the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, in case no. 03 B 05255 (the “Plan”, attached hereto as Annex A to Exhibit 3). ADLT is one of the debtors in chapter 11 cases jointly administered under case no. 03 B 05255. Under the Plan, if confirmed, Saratoga Lighting would control ADLT. On August 29, 2003, ADLT filed its Disclosure Statement with Respect to First Amended Chapter 11 Plan of Reorganization dated August 15, 2003 (the “Disclosure Statement”, attached hereto as Exhibit 3).

      Capitalized terms used in subsections (a) – (j) but not otherwise defined herein are as defined in the Plan. Except as described below, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of this Schedule 13D:

1 Saratoga Lighting purchased 1,429,590 shares of Common Stock and 761,250 shares of Series A Preferred Stock. Saratoga Lighting is deemed to beneficially own 1,429,590 shares of Common Stock plus the number of shares of Common Stock that the shares of Series A Preferred Stock can convert into, which amounts to a total of 3,045,761 shares of Common Stock. This total (4,475,711) is divided by the total number of shares of Common Stock deemed outstanding, which is 26,853,108. Thus, Saratoga Lighting beneficially owns 4,475,711/26,853,108 = 16.67% of the deemed outstanding number of shares of ADLT Common Stock.

     (a) In October 1999, pursuant to the GE/ADLT Stock Purchase Agreement, GE completed an investment in ADLT of approximately $20,554,000. In exchange for the investment, GE received 761,250 shares of the Series A Preferred Stock, which are convertible at any time into 3,045,761 shares of Common Stock (subject to adjustment). GE also received a Warrant to purchase up to an additional 1,000,000 shares of Common Stock (subject to adjustment), which GE fully exercised to acquire 998,703 shares of Common Stock.

     The Series A Preferred Stock has a liquidation preference of $27 per share, plus an amount equal to 8% per annum compounded annually from the date of issuance to the date of payment. ADLT is required to redeem any shares of Series A Preferred Stock which have not been converted or retired on September 30, 2010. In addition, Saratoga Lighting may, by notice, require ADLT to redeem the outstanding Series A Preferred Stock, within one year following either September 30, 2004, or the occurrence of certain corporate events.

      The terms of the Contingent Warrant Agreement provide that ADLT maintain an interest-coverage ratio over certain measurement periods. ADLT failed to maintain the required interest-coverage ratio over three measurement periods. As a result of the failure to maintain the interest-coverage ratio:

     (i) GE acquired (and Saratoga Lighting has, subject to any necessary consents and required bankruptcy court approvals, if any, succeeded to) the right to vote the number of shares currently voted by the Chief Executive Officer of ADLT, Wayne R. Hellman, and Alan J. Ruud, totaling approximately 5.6 million shares of Common Stock (as of December 31, 2002),

     (ii) GE held (and Saratoga Lighting has, subject to any necessary consents and required bankruptcy court approvals, if any, succeeded to) an option to purchase shares from Messrs. Hellman and Ruud which, together with the shares owned by Saratoga Lighting, would represent 25% of the voting power of ADLT,

     (iii) GE held (and Saratoga Lighting has, subject to any necessary consents and required bankruptcy court approvals, if any, succeeded to) the right to receive from ADLT an additional warrant to purchase approximately 6.75 million shares at $.63055 per share (the average of the closing prices for the 20 trading days ended September 30, 2002) (the “First Contingent Warrant”), and

     (iv) GE held (and Saratoga Lighting has, subject to any necessary consents and required bankruptcy court approvals, if any, succeeded to) the right to receive from ADLT an additional warrant to purchase approximately 18,000 shares at $.298 per share (the average of the closing prices for the 20 trading days ended December 31, 2002) (the “Second Contingent Warrant”).

     Pursuant to the Saratoga/GE Stock Purchase Agreement, as to the sale to Saratoga Lighting of related rights that require ADLT consent, GE will, upon receipt of any necessary consents and required bankruptcy court approvals, take all reasonable and necessary steps to transfer the related rights (specified in (i) – (iv) above) so that they may be effectively held and exercised by Saratoga Lighting to the same extent as if they were delivered at the execution of the Saratoga/GE Stock Purchase Agreement, on the assumption that no such consents and approvals were ever called for. In addition, GE agreed to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by the Saratoga/GE Stock Purchase Agreement. In addition, GE agreed that, in the event there are agreements, written or oral, among or on behalf of, on the one hand, any of the ADLT and/or the shareholders of ADLT and, on the other hand, GE or any of its affiliates that relate, directly or indirectly, to GE’s rights and obligations with respect to the Common Stock and Series A Preferred Stock purchased under the Saratoga/GE Stock Purchase Agreement and that have not been assigned to Saratoga Lighting, GE shall, if directed by Saratoga Lighting in its sole and absolute discretion, assign to Saratoga Lighting all rights, title and interest of GE under such agreements, subject to ADLT obtaining all necessary consents and required bankruptcy court approvals, if any.

     The Common Stock and Series A Preferred Stock acquired pursuant to the Saratoga/GE Stock Purchase Agreement represent (after giving effect to the conversion of the Series A Preferred Stock into Common Stock) approximately 16.7% of the voting power and equity ownership in ADLT. However, the total number of shares that Saratoga Lighting and/or GE owns or has a right to acquire and/or vote, such amount including those securities specified in items (i) – (iv) of this Item 4(a) above, exceeds 35% of the voting power of ADLT. Consequently, the terms of the Old Indenture relating to the Old Notes require that ADLT offer to repurchase the $100 million principal amount of the outstanding Old Notes at a price of 101% of the principal amount thereof, plus accrued interest. ADLT elected not to offer to repurchase the Old Notes and therefore is in default under the Old Indenture. Exercise of remedies on behalf of the Old Note Holders has been stayed by the automatic stay in ADLT’s chapter 11 case.

     Class 6 under the Plan comprises ADLT’s Series A Preferred Stock (761,250 shares issued and outstanding) and any contingent, disputed or unliquidated Claims related thereto or in connection therewith. Saratoga Lighting holds Class 6 Interests in 761,250 shares of Series A Preferred Stock; such Interests of Saratoga Lighting will be allowed under the Plan, upon its confirmation. On or as soon as practicable after the Effective Date, Saratoga Lighting, in full satisfaction, settlement, release, extinguishment and discharge of such Series A Preferred Stock, and upon payment by Saratoga Lighting to ADLT of $18,000,000 in cash, shall receive 29,000 shares of New Preferred Stock and 1,000 shares of New Common Stock, such that the holders of the Allowed Class 6 Preferred Interests shall have received 100% of the issued and outstanding New Preferred Stock (all of which will be held by Saratoga Lighting), 100% of the shares of New Common Stock issued and outstanding on the Effective Date and 90.8% of the Fully Diluted New Common Stock. Acceptance of the Plan by Class 6 shall, subject to consummation of the Plan, constitute an approval, as recipient of New Common Stock, of the Management Incentive Plan and the Senior Management Contracts (see section (d) below).

     If the Plan is confirmed, the Common Stock will be cancelled. After confirmation, each share of the New Common Stock will have one vote on all matters on which stockholders are entitled or permitted to vote, including the election of directors and such stockholders do not have cumulative voting rights. Holders of New Common Stock will be entitled to share ratably in dividends declared by the Board of Directors out of funds legally available therefor. Saratoga Lighting does not expect ADLT to declare or pay cash dividends to holders of New Common Stock in the foreseeable future. All the New Common Stock to be issued under the Plan will be fully paid and nonassessable and the holders thereof will have no preferences or conversion, exchange or pre-emptive rights. In the event of any liquidation, dissolution or winding-up of the affairs of ADLT, holders of New Common Stock will be entitled to share ratably in the assets of ADLT remaining after payment of, or provision for payment of, all of ADLT’s debts and obligations, including those arising in connection with the New Preferred Stock.

     Class 7 under the Plan comprises the Common Stock (23,807,347 shares issued and outstanding) and any contingent, disputed or unliquidated Claims related thereto or in connection therewith. Saratoga Lighting holds Class 7 Interests in 23,807,347 shares of Common Stock; such Interests of Saratoga Lighting will be allowed under the Plan, upon its confirmation. Class 7 Common Interests will be impaired by the Plan. If Class 7 accepts the Plan pursuant to §1129(a)(8) of the Bankruptcy Code then, on or as soon as practicable after the Effective Date, each holder of an Allowed Class 7 Interest as of the Distribution Record Date (and any holders in Class 8, other than Saratoga Lighting, electing to exercise their rights as set forth in section 3.13 of the Plan) shall receive, in full satisfaction, settlement, release, extinguishment, cancellation and discharge of such Interest, for each share of Common Stock held by such holder, the sum of $0.1197 (11.97 cents) per share (based on 23,807,347 shares outstanding) payable such that the holders of Class 7 Common Interests shall have received in the aggregate $2,850,000; provided, however, that the cash distributions to be received by such holders shall be reduced by the aggregate amount of allowed professional claims of professionals retained by or on behalf of the Equity Committee, up to $350,000, such that, at a minimum, such holders shall have received in the aggregate $2,500,000 (resulting in a cash distribution of $0.105 (10.5 cents) per share of Common Stock (based on 23,807,347 shares outstanding)).

     If Class 7 does not accept the Plan pursuant to §1129(a)(8) of the Bankruptcy Code then they will be entitled to $2,500,000, pro rata, including Saratoga Lighting, payable in quarterly installments of 24% of the amount payable to such holder starting, with respect to each holder of a Class 7 Interest, on the later of (i) the first calendar-quarter-end date after the Effective Date and (ii) the calendar-quarter-end date next following the date on which each such Common Stock Interest shall have become allowed, and on each of the next succeeding calendar-quarter-end dates thereafter, until such Allowed Old Common Stock Interest is paid in full the amount provided for in Section 3.12 of the Plan, subject to the proviso that on the 364th day after the Effective Date of the Plan, each such holder shall receive the entire then-unpaid balance of the amount due under the Plan in respect of such Class 7 Interest, without interest. Regardless of the foregoing, holders of Old Common Stock Interests that remain disputed on such 364th day shall be entitled to receive 100% of the amount due on their Allowed Interest on the date of allowance thereof.

All payments to holders of Class 7 Old Common Stock Interests shall be made in cash unless otherwise agreed between reorganized ADLT and the holder of such Interest. No interest will accrue or be payable on Class 7 Old Common Stock Interests or the payments made to holders thereof.

     Class 8 comprises all other equity Interests in ADLT, including, without limitation, holders of options, warrants, conversion privileges or other legal or contractual rights to acquire ADLT’s Common Stock or other Old Other Interests. To the extent of its beneficial ownership as described in items (i) – (iv) of Item 4(a) above, Saratoga Lighting holds Class 8 interests. Saratoga Lighting has been told that there are approximately 830 Old Other Interests. Each holder of an Old Other Interest, including Saratoga Lighting, shall have the right to exercise its options, warrants, conversion privileges or other legal or contractual rights to obtain Common Stock representing such Interest, which shall become fully vested as of the date of exercise of such right notwithstanding any provision to the contrary in the contract or instrument giving rise to such Interest. To exercise such right, such holder shall (i) mark or check off the applicable box on the ballot cast by such holder indicating such holder’s exercise of such right and (ii) on or before the Effective Date, pay all required consideration and otherwise satisfy all other applicable conditions in order to exercise such right. If such holder timely exercises its right to obtain such Common Stock, such holder shall be entitled to the treatment provided to Class 7 set forth in Section 3.12 of the Plan with respect to such Common Stock. If such holder fails to timely exercise its right to obtain such Common Stock, such holder’s Old Other Interest shall be canceled and extinguished and such holder shall not receive or retain any property under the Plan on account of such Interest. Saratoga Lighting does not expect itself to exercise any of its rights of a holder of an Old Other Interest and it does not expect that any other holder of an Old Other Interest will do so either.

     (b) On February 5, 2003, ADLT and certain affiliated entities filed a voluntary petition to commence chapter 11 proceedings, which are currently pending in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, case no. 03 B 05255. The Plan and Disclosure Statement set forth ADLT’s plans and proposals relating to its reorganization. In order for ADLT to complete the currently contemplated reorganization, it must receive approval of the Plan from the holders of at least one Impaired Class of Claims, as provided by the Bankruptcy Code, as well as receive confirmation of the Plan by the Bankruptcy Court. If the Plan is confirmed, even if a holder of Claim or Interest did not vote or voted against the Plan, the Plan’s proposed treatment of such holder’s Claim or Interest will be binding on such holder.

     More specifically, the approvals required with respect to the holders of Impaired Claims and Interest are as follows:

     ADLT must receive approval of the Plan from (a) with respect to each Impaired Class of Claims entitled to vote on the Plan (i) the holders of Claims holding at least two-thirds (2/3) in amount of such Claims actually voting in such Class (other than Claims held by any holder designated pursuant to section 1126(e) of the Bankruptcy Code) and (ii) more than one-half (1/2) in number of the holders of such Claims actually voting in such Class (other than Claims held by any holder designated pursuant to section 1126(e) of the Bankruptcy Code); and (b) with respect to each Impaired Class of Interests entitled to vote on the Plan, the holders of such Interests holding at least two-thirds (2/3) in amount of such Interests actually voting in such Class (other than Interests held by any holder designated pursuant to section 1126(e) of the Bankruptcy Code). Additionally, ADLT reserves the right to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code if at least one Impaired Class of Claims approves the Plan, notwithstanding a failure to meet the requirements of section 1129(a)(8) thereof, on the basis that the Plan is fair and equitable, and does not discriminate unfairly, with respect to each Class of Claims or Interests that is Impaired under, and has not accepted, the Plan.

     (c) To the best of the Reporting Persons’ knowledge, no sale or transfer of a material amount of assets is contemplated.

     (d) Management. Saratoga Lighting expects that the following executive officers will continue to serve after confirmation of the Plan (except as otherwise noted below). These individuals are:

     Wayne R. Hellman—Chief Executive Officer (ADLT); President (ADLT Services, Ballastronix, LRI and Microsun).

     Steven C. Potts—Chief Financial Officer, Treasurer & Secretary (ADLT, ADLT Services, Ballastronix, LRI and Microsun); Vice President and Chief Financial Officer (APL); Secretary and Treasurer (VLI). Mr. Potts is currently scheduled to leave ADLT at or about the time his replacement joins ADLT.

      Sabu Krishnan—Chief Operating Officer (ADLT) and President (VLI).

      Leroy Bartolomei—Vice President (ADLT) and President (non-debtor DSI).

      James L. Schoolenberg—Vice President (ADLT); Chief Executive Officer and President (APL).

      Wayne Platt—Executive Vice President (ADLT).

     Board of Directors. Except as noted below, during the Chapter 11 Cases Wayne R. Hellman, Francis H. Beam, John E. Breen, Theodore Filson, Louis S. Fisi, John Gonzalez, James Mohn and A. Gordon Tunstall continued as the members of ADLT’s Board of Directors; Sabu Krishnan was appointed to the Board on April 22, 2003. On August 15, 2003, when Saratoga Lighting purchased GE’s equity interests in and to ADLT and pursuant to the Saratoga/GE Stock Purchase Agreement, Messrs. Breen and Mohn (GE’s nominees to the Board) resigned. Upon such resignations, the remaining Board members elected Saratoga Lighting representatives Christian Oberbeck and Damon Ball to fill these Board vacancies, with the incumbency not to commence until their written acceptance thereof. To date, Mr. Oberbeck and Mr. Ball have not accepted these directorships. Starting immediately, Messrs. Oberbeck and Ball will receive any and all notices and communications that the other members of the Board of Directors receive.

     From and after the Effective Date, Saratoga Lighting expects that there will be seven (7) members of the reorganized ADLT’s Board of Directors: Wayne Hellman, Sabu Krishnan, Christian Oberbeck, Damon Ball, Richard Petrocelli and two additional individuals appointed by Saratoga Lighting in consultation with ADLT’s management. The identities and/or biographies of the reorganized ADLT’s new Board members are not known at this time and will be set forth in the final version of the Disclosure Statement filed with the Bankruptcy Court.

     During the Chapter 11 Cases, Wayne R. Hellman has continued as the sole member of each of the Subsidiary Debtors. The Board of Directors for each of the Subsidiary Debtors shall consist of one (1) or more members to be appointed by reorganized ADLT’s Board of Directors.

     Management Incentive Plan. On the Effective Date, Saratoga Lighting expects that the reorganized ADLT will adopt and implement the Management Incentive Plan (the 2003 Equity Incentive Plan of Advanced Lighting Technologies, Inc.) under which the management options will become effective and will vest, while the recipient continues in our employ, in four annual installments. Under the Management Incentive Plan, certain members of senior management will be entitled to receive management options to purchase in the aggregate 9.2% of the fully diluted New Common Stock. The percentages of New Common Stock or other incentives to be issued to members of senior management will be set forth in the final version of the Disclosure Statement filed with the bankruptcy court.

     Senior Management Contracts. On the Effective Date, Saratoga Lighting expects that the reorganized ADLT will enter into new employment agreements with certain members of senior management, consisting of Wayne R. Hellman, Sabu Krishnan, James L. Schoolenberg, Leroy Bartolomei, Wayne Platt and the individual appointed as the new chief financial officer (to replace Steven Potts) of ADLT or reorganized ADLT (as the case may be). The new employment agreements will provide for employment of such executives commencing on and after the Effective Date of the Plan. The monetary and certain other terms of the employment agreements will be set forth in the final versions of the Disclosure Statement and the employment agreements themselves filed with the bankruptcy court.

     Saratoga Lighting expects that the reorganized ADLT will implement a retention bonus program pursuant to which Wayne Hellman will receive a retention bonus payable in two equal installments on July 1, 2004 and July 1, 2005. The amount of the retention bonus to be paid to Hellman will be set forth in the final version of the Disclosure Statement filed with the Bankruptcy Court.

     Hellman Loan. Pursuant to an agreement dated October 8, 1998, as amended, between ADLT and its Chairman and Chief Executive Officer, Wayne R. Hellman, ADLT has a loan recorded for approximately $14,144,000 to Mr. Hellman, including principal of approximately $12,789,000 and accrued interest as of June 30, 2001; subsequent accrued interest of $1,503,000 as of June 30, 2003 has not been recorded due to the uncertainty of Mr. Hellman’s available assets to repay the loan. The proceeds of the loan were used by Mr. Hellman to reduce the principal balance outstanding of margin loan accounts. In connection with the loan, ADLT obtained Mr. Hellman’s agreement to an extension of his employment agreement to December 31, 2003. The margin loans have been fully repaid and the loan agreement prohibits Mr. Hellman from encumbering his ADLT shares in any manner without the consent of ADLT. On July 26, 2002, ADLT and Mr. Hellman executed an amendment to the loan documents, implementing the agreement in principle, reached in January 2002, to extend the maturity of the loan to July 31, 2007. Under the terms of the amendment, Mr. Hellman was required to sell certain assets in an orderly manner to maximize the net proceeds to be used to pay a portion of the loan. In addition, Mr. Hellman agreed to apply any after-tax cash bonuses earned from ADLT toward repayment of the loan. The loan may be accelerated if Mr. Hellman ceases to be employed by ADLT as a result of his voluntary resignation or termination for cause. Pursuant to the Plan, the reorganized ADLT will forgive the Hellman Loan except to the extent of Mr. Hellman’s estimated net worth.

     (e) Saratoga Lighting believes that ADLT plans to make material changes in the capitalization of ADLT pursuant to the Plan. Currently, ADLT has 80,000,000 authorized shares of Common Stock, 23,807,347 of which are issued and outstanding. Currently, ADLT has 1,000,000 authorized shares of Series A Preferred Stock, 761,250 of which are issued and outstanding. The Plan provides that as of the Effective Date all of these shares will be cancelled. After the Effective Date, there will be 80,000,000 authorized shares of New Common Stock, with 1,000 shares of New Common Stock issued to Saratoga Lighting. After the Effective Date, Saratoga Lighting will also have 29,000 shares of New Preferred Stock. Saratoga Lighting shall have received 100% of the issued and outstanding New Preferred Stock, and Saratoga Lighting shall have received 100% of the shares of New Common Stock issued and outstanding on the Effective Date and 90.8% of the fully diluted New Common Stock. The par value of the New Common Stock and New Preferred Stock will be $.001.

     ADLT currently has Old Note Claims in the principal amount of $100,000,000. The Debtors estimate that there are approximately 70 holders of Old Note Claims; the Old Indenture Trustee has filed a proof of claim on behalf of all holders of Old Notes in the aggregate amount of $107,238,350.35. The Old Note Claims (which are “Class 3” in the Plan) will be treated under the Plan as follows:

     (A) if Class 3 accepts the Plan pursuant to §1129(a)(8)(A) of the Bankruptcy Code, such Old Note Claims shall be allowed in an aggregate amount equal to the sum of (i) $107,145,205 (being the sum of $100,000,000 plus interest at 8% from March 16, 2002 to the Petition Date) plus (ii) interest on the amount mentioned in (A)(i) above from the Petition Date to the Effective Date at the rate of 8% per annum, or

     (B) if Class 3 does not so accept the Plan, then such Old Note Claims shall be allowed in an aggregate amount equal to (i) $107,145,205 (being the sum of $100,000,000 plus interest at 8% from March 16, 2002 to the Petition Date) plus (ii) interest on the amount mentioned in (B)(i) above from the Petition Date to the Effective Date at that rate per annum which is the greater of:

     (1) 1.32% (such rate being (a) the weekly average 1-year constant maturity Treasury yield, as published by the Board of Governors of the Federal Reserve System for the week ending Friday January 31, 2003, the end of the calendar week preceding the Petition Date, and (b) specified as the interest rate allowed on judgments entered in federal courts pursuant to 28 U.S.C. §1961 and reported on the following site on the internet: http://www.federalreserve.gov/releases/H15/data/wf/tcm1y.txt), or

     (2) such other rate per annum as the Bankruptcy Court determines is legally required by the applicable provisions of the Bankruptcy Code for accruals of post-petition interest on unsecured debt.

     Class 3 Old Note Claims are Impaired by the Plan. On or as soon as practicable after the Effective Date, each holder of an Allowed Old Note Claim as of the Distribution Record Date shall receive from the Disbursing Agent, in full satisfaction, settlement, release, extinguishment and discharge of such Claim, a New Note in a principal amount equal to:

      (A) the unpaid principal amount of such Old Note held by such holder, plus

      (B) the amount of interest accrued but unpaid on such Old Note from March 16, 2002 to the Petition Date, plus

      (C) interest on an amount equal to the sum of (A) and (B) in this sentence from the Petition Date to the Effective Date at the applicable rate as provided above in section 3.08 (A) or (B) of the Plan.

     Acceptance of the Plan by Class 3 shall, subject to consummation of the Plan, constitute a waiver by all holders of Class 3 Old Note Claims of any and all defaults under the Old Indenture that may exist as of the Effective Date, and an agreement to instruct the Old Indenture Trustee to take all actions to effectuate the Plan. The terms of the Notes, to the extent presently known, are as described in the New Indenture, attached as Exhibit D to Exhibit 4 hereto.

      (f) To the best of the Reporting Persons’ knowledge, no such material change is contemplated.

      (g) Saratoga Lighting believes that ADLT, on the Effective Date, plans to amend its current articles of incorporation to ensure that the requirements of 11 U.S.C. § 1123(b)(6) are satisfied, such that the articles of incorporation will include a provision prohibiting the issuance of nonvoting equity securities, and providing, as to the several classes of securities possessing voting power, an appropriate distribution of such power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends. The amendment will be filed on the Effective Date. In addition, the reorganized ADLT Board of Directors will pass resolution adopting a Certificate of Designation setting forth the terms of the New Preferred Stock which will also be filed on the Effective Date. Saratoga Lighting expects to continue to urge ADLT to support extensions of ADLT’s exclusive right to file a chapter 11 plan and to solicit approvals of the Plan. As long as ADLT accepts Saratoga Lighting’s urging and ADLT supports the current Plan, a principal effect will be to impede the control or acquisition of ADLT by any other person.

     (h) The Common Stock was delisted from Nasdaq on January 10, 2003 and is currently traded on the over-the-counter bulletin board under the symbol “ADLTQ.OB.” The reported closing price of the Common Stock on June 30, 2003 was $0.09 per share. On the Effective Date, the reorganized ADLT will deregister as a registered issuer of equity securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Act”) and will not list the New Common Stock in any public market. Periodic reporting to the Commission after the Effective Date is not required under existing law.

     (i) Pursuant to the Plan, all Common Stock and Series A Preferred Stock will be cancelled, and all Old Other Interests that are not timely exercised in accordance with the Plan will be cancelled. Thus, these classes of equity securities of ADLT will be eligible for termination of registration pursuant to Section 12(g)(4) of the Act due to the fact that the number of holders of record of each class of security will be reduced to less than 300 persons. Saratoga expects that the New Indenture for the New Notes will be qualified under the Trust Indenture Act of 1939, as amended. Under present law, as Saratoga understands it, the fact of this qualification does not require ADLT to file reports under the Act as amended.

      (j) The Reporting Persons are not aware of any similar such actions other than those described herein.

      Item 5. Interest in Securities of the Issuer.

     (a) and (b) Saratoga Lighting has acquired 1,429,590 shares of Common Stock and 761,250 shares of Series A Convertible Preferred Stock that may be converted into 3,045,761 shares of Common Stock, representing 16.7% of the outstanding Common Stock (after giving effect to the conversion of the Series A Preferred Stock into Common Stock).

     Each of Saratoga Lighting, Saratoga Partners, Saratoga Coinvestment, Saratoga Associates, Saratoga Management and the Saratoga Individuals may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock held by Saratoga Lighting (collectively, the “Investors' Shares”). As the Managing Member of Saratoga Lighting, Saratoga Partners may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors’ Shares that may be deemed to be beneficially owned by Saratoga Lighting. As the general partner of Saratoga Partners, Saratoga Associates may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors’ Shares that may be deemed to be owned beneficially by Saratoga Partners. As the Manager of Saratoga Partners and the Managing Member of Saratoga Coinvestment, Saratoga Management may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors’ Shares that may be deemed to be owned beneficially by Saratoga Partners. Because of the Saratoga Individuals’ ownership interest in Saratoga Associates and Saratoga Management, the Saratoga Individuals may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors’ Shares that may be deemed to be beneficially owned indirectly by Saratoga Associates and Saratoga Management. Each of Saratoga Partners, Saratoga Coinvestment, Saratoga Associates, Saratoga Management and the Saratoga Individuals disclaims beneficial ownership of the Investors’ Shares.

     (c) Except as disclosed herein, neither the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, any of its directors or executive officers, has effected any transaction in the Common Stock in the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Capitalized terms used in subsections (a) – (i) but not otherwise defined in this Schedule 13D are as defined in the Contingent Warrant Agreement, which is attached hereto as Exhibit 6.

     (a) SARATOGA/GE STOCK PURCHASE AGREEMENT: Under the Saratoga/GE Stock Purchase Agreement, GE assigned to Saratoga Lighting all right, title and interest of GE under (i) the Contingent Warrant Agreement, (ii) the Registration Rights Agreement, (iii) the Right of First Refusal and Co-Sale Agreement, (iv) the Option Agreement, (v) the GE/ADLT Stock Purchase Agreement and (vi) the Irrevocable Proxies.

      (b) THE PLAN. Described in Item 4 above.

      (c) GE/ADLT STOCK PURCHASE AGREEMENT. Under the GE/ADLT Stock Purchase Agreement, the number of the Saratoga Lighting's nominees serving on the Board of Directors of ADLT must at all times be equal to the greater of (i) 20% of the number of members of ADLT’s Board of Directors or (ii) that number of members that corresponds most nearly to the Reporting Persons’ percentage ownership interest in ADLT.

     (d) IRREVOCABLE PROXIES. The various proxies granted to Saratoga Lighting are described in Item 4(a). The proxies are granted by Wayne R. Hellman, Hellman, LTD. and Alan J. Ruud. Regardless of when they become effective, the proxies all expire at the same time, which is the earlier of (i) eleven years from the date of the Second Occurrence under the Contingent Warrant or (ii) September 30, 2010 if Saratoga has not received notice of a Second Occurrence or Third Occurrence within the three year period prior to September 30, 2010.

     (e) RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT. Saratoga Lighting has the right of first refusal with respect to any sales of 1,000 shares or more (whether in one transaction or a series of related transactions) by Wayne R. Hellman, Alan J. Ruud or Hellman, LTD. Saratoga Lighting has the right to purchase such shares on the same terms as offered to a third party or at market prices for open market sales. Saratoga Lighting must exercise its right of first refusal within twenty days of receiving notice (or within two days for open market sales). Saratoga Lighting also has the right to participate in any sales by Wayne R. Hellman, Alan J. Ruud or Hellman, LTD. of blocks of 1,000 shares or more.

     (f) OPTION AGREEMENT. Saratoga Lighting is granted an option from each of Wayne R. Hellman and Alan J. Ruud to purchase shares upon a Second Occurrence under the Contingent Warrant Agreement. The number of shares subject to the options is the number of shares that when combined with other shares owned by Saratoga Lighting will give Saratoga Lighting a 25% interest in ADLT. The options must be exercised in full. The options generally last for one year after Saratoga Lighting has received notice of the Second Occurrence. The option price is the current market price at the time of the Second Occurrence. Saratoga Lighting’s right to exercise the options is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”).

     (g) REGISTRATION RIGHTS AGREEMENT. The Registration Rights Agreement relates to all Common Stock owned by Saratoga Lighting (whether by virtue of conversion of the Series A Preferred Stock, exercise of the Initial Warrant, the First Contingent Warrant or the Second Contingent Warrant or otherwise). The Registration Rights Agreement provides that Saratoga Lighting may make one demand for a long-form registration and unlimited demands for short-form registrations to have common shares owned by Saratoga Lighting registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”). These demand registration rights are subject to certain limitations as a result of other stockholders exercising their demand rights. Saratoga Lighting also has certain “piggy-back” registration rights. Saratoga Lighting must be notified prior to the filing of any registration statement under the Securities Act by ADLT.

     (h) ARTICLES OF INCORPORATION. The express terms of the Series A Preferred Stock include a number of put rights in favor of Saratoga Lighting. The purchase price under all of Saratoga Lighting’s put rights is $27 per share, plus an amount equal to 8% per annum compounded annually from the date of issuance to the date of payment. Saratoga Lighting has the right to put the Series A Preferred Stock (i) on September 30, 2004 (the “General Put Right”), (ii) if within 365 days after Saratoga Lighting has filed its Notification and Report Form as required under the HSR Act in connection with a Second Occurrence under the Contingent Warrant Agreement ADLT and Saratoga Lighting are unable to obtain required governmental approval under the HSR Act or (iii) if ADLT takes any action to give effect to certain major corporate actions, including actions to merge, sell all or a substantial portion of its assets (other than in the ordinary course of business), issue capital stock, or incur or have outstanding indebtedness for borrowed money in excess of $210,000,000 (the "Occurrence Based Put Right"). If ADLT does not purchase the Series A Preferred Stock within the applicable closing period (generally a one year period from the date of notice of the put) in connection with the General Put Right or the Occurrence Based Put Right, the conversion ratio applicable to the Series A Preferred Stock increases from four to one to eight to one. Under the terms of the Series A Preferred Stock, the shares of Series A Preferred Stock are voted on an “as if” converted basis.

     (i) SECOND CONTINGENT WARRANT. The Second Contingent Warrant provides that if ADLT issues additional shares of Common Stock to anyone other than Saratoga Lighting, Saratoga Lighting will be entitled to purchase, on the same terms given to the third party, the number of shares required to maintain Saratoga Lighting's voting power.

     Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

      Item 7. Material to be Filed as Exhibits

      Exhibit 1: Joint Filing Agreement and Power of Attorney.

     Exhibit 2: Stock Purchase Agreement dated as of August 15, 2003 between Saratoga Lighting Holdings LLC and General Electric Company acting through its GE Consumer Products business component.

     Exhibit 3: Disclosure Statement with Respect to First Amended Chapter 11 Plan of Reorganization, co-proposed and filed on August 15, 2003 with the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, in case no. 03 B 05255.

      Annex A: First Amended Chapter 11 Plan of Reorganization

      Annex B: Financial Projections

      Annex C: Liquidation Analysis

     Exhibit 4: Exhibits to First Amended Chapter 11 Plan of Reorganization, co-proposed and filed on August 15, 2003 with the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, in case no. 03 B 05255 (as filed on August 29, 2003 with the Bankruptcy Court).

      Exhibit A: Management Incentive Plan (unavailable on the date hereof)

      Exhibit B: New ADLT Articles of Incorporation

      Exhibit C: New ADLT Code of Regulations (By-Laws)

      Exhibit D: New Indenture

      Exhibit E: Saratoga Management Services Agreement

      Exhibit F: Forms of Senior Management Contract (unavailable on the date hereof)

      Exhibit 5: Stock Purchase Agreement, dated as of September 28, 1999, between Advanced Lighting Technologies, Inc. and General Electric Company, incorporated by reference to Exhibit A of Schedule 13D filed by General Electric Company on October 18, 1999 (SEC FILE NUMBER:005-46215) pursuant to the Act.

     Exhibit 6: Contingent Warrant Agreement, dated as of September 30, 1999, among Advanced Lighting Technologies, Inc., General Electric Company, Wayne R. Hellman, Hellman, Ltd., Wayne R. Hellman, as voting trustee under Voting Trust Agreement dated October 10, 1995, Alan J. Ruud, and Alan J. Ruud, as voting trustee under Voting Trust Agreement dated January 2, 1998, incorporated by reference to Exhibit B of Schedule 13D filed by General Electric Company on October 18, 1999 (SEC FILE NUMBER: 005-46215) pursuant to the Act (the Irrevocable Proxies are attached as Exhibits A – E to the Contingent Warrant Agreement).

     Exhibit 7: First Amendment to Contingent Warrant Agreement, dated as of August 31, 2000, incorporated by reference to Form 10-Q for the Quarterly Period ended September 30, 2000 filed by Advanced Lighting Technologies, Inc. on November 14, 2000 (SEC FILE NUMBER: 000-27202) pursuant to the Act.

     Exhibit 8: Second Amendment to Contingent Warrant Agreement, dated as of June 29, 2001, incorporated by reference to Exhibit 10.24 in Form 10-K for the Annual Period ended June 30, 2001 filed by Advanced Lighting Technologies, Inc. on September 28, 2001 (SEC FILE NUMBER: 000-27202) pursuant to the Act.

     Exhibit 9: Third Amendment to Contingent Warrant Agreement, dated as of September 28, 2001, incorporated by reference to Exhibit 10.1 in Form 10-Q for the Quarterly Period ended September 30, 2000 filed by Advanced Lighting Technologies, Inc. on November 14, 2001 (SEC FILE NUMBER: 000-27202) pursuant to the Act.

     Exhibit 10: Fourth Amendment to Contingent Warrant Agreement, dated as of December 31, 2001, incorporated by reference to Exhibit 10.2 in Form 10-Q for the Quarterly Period ended December 31, 2001 filed by Advanced Lighting Technologies, Inc. on February 14, 2001 (SEC FILE NUMBER: 000-27202) pursuant to the Act.

     Exhibit 11: Fifth Amendment to Contingent Warrant Agreement, dated as of March 31, 2002, incorporated by reference to Exhibit 10.3 in Form 10-Q for the Quarterly Period ended March 31, 2002 filed by Advanced Lighting Technologies, Inc. on May 15, 2002 (SEC FILE NUMBER: 000-27202) pursuant to the Act.

.

     Exhibit 12: Sixth Amendment to Contingent Warrant Agreement, dated as of June 30, 2002, incorporated by reference to Exhibit 10.15 in Form 10-K for the Annual Period ended June 30, 2002 filed by Advanced Lighting Technologies, Inc. on October 15, 2002 (SEC FILE NUMBER: 000-27202) pursuant to the Act.

     Exhibit 13: Option Agreement, dated as of September 30, 1999, among General Electric Company, Wayne R. Hellman, and Alan J. Ruud, incorporated by reference to Exhibit C of Schedule 13D filed by General Electric Company on October 18, 1999 (SEC FILE NUMBER: 005-46215) pursuant to the Act.

     Exhibit 14: Registration Rights Agreement, dated as of September 30, 1999, between Advanced Lighting Technologies, Inc. and General Electric Company, incorporated by reference to Exhibit D of Schedule 13D filed by General Electric Company on October 18, 1999 (SEC FILE NUMBER: 005-46215) pursuant to the Act.

     Exhibit 15: Right of First Refusal and Co-Sale Agreement, dated as of September 30, 1999, by and among Wayne R. Hellman, Hellman, Ltd., an Ohio limited liability company, Alan J. Rudd and General Electric Company, incorporated by reference to Exhibit E of Schedule 13D filed by General Electric Company on October 18, 1999 (SEC FILE NUMBER: 005-46215) pursuant to the Act.

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true and correct.

Date: September 5, 2003

Saratoga Lighting Holdings LLC
Saratoga Partners IV, L.P.
Saratoga Coinvestment IV LLC
Saratoga Management Company LLC
Saratoga Associates IV LLC
John P. Birkelund
Charles P. Durkin, Jr.
Christian L. Oberbeck

Signed on behalf of each of the above

By:	/s/ Richard A. Petrocelli

Name:	Richard A. Petrocelli
Title:	Treasurer

SCHEDULE A

CERTAIN MEMBERS AND EXECUTIVE COMMITTEE
MEMBERS OF SARATOGA ASSOCIATES IV LLC

     The names of the Executive Committee Members of Saratoga Associates IV LLC (“Saratoga Associates”) and their principal occupations are set forth below. If no address is given, the Executive Committee Member’s business address is that of Saratoga Associates at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Saratoga Associates and each individual is a United States citizen.

Name and Business Address	Present Position

John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

     * Each of the above party’s principal occupation is Member and Executive Committee Member of Saratoga Management Company LLC.

SCHEDULE B

MEMBERS AND EXECUTIVE COMMITTEE
MEMBERS OF SARATOGA MANAGEMENT COMPANY LLC

     The names of the Executive Committee Members of Saratoga Management Company LLC (“Saratoga Management”) and principal occupations are set forth below. If no address is given, the Executive Committee Member’s business address is that of Saratoga Associates at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Management and each individual is a United States citizen.

Name and Business Address	Present Position

John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

     * Each of the above party’s principal occupation is Member and Executive Committee Member of Saratoga Management Company LLC.